UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021

Commission File Number: 001-38438

Spotify Technology S.A.

(Translation of registrant’s name into English)

42-44, avenue de la Gare

L-1610 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Results of Annual General Meeting of the Company

Spotify Technology S.A. (the “Company”) held its 2021 annual general meeting of shareholders and holders of beneficiary certificates on April 21, 2021. The Company’s shareholders and holders of beneficiary certificates considered the following proposals, each of which is described in greater detail in the Company’s proxy statement dated March 12, 2021.

1. Approval of the Company’s Annual Accounts and Consolidated Financial Statements

Based on the votes set forth below, the proposal to approve the Company’s annual accounts for the financial year ended December 31, 2020 and the Company’s consolidated financial statements for the financial year ended December 31, 2020 was approved.

For	Against	Abstain
505,644,308	172,855	1,115,965

2. Approval of Allocation of the Company’s Annual Results

Based on the votes set forth below, the proposal to approve allocation of the Company’s annual results for the financial year ended December 31, 2020 was approved.

For	Against	Abstain
506,894,041	8,594	30,493

3. Approval of Granting Discharge of the Liability of the Board of Directors

Based on the votes set forth below, the proposal to grant discharge of the liability of the members of the Company’s board of directors (the “Board of Directors”) for, and in connection with, the financial year ended December 31, 2020 was approved.

For	Against	Abstain
505,266,815	257,471	1,408,842

4. Appointment of Directors

Based on the votes set forth below, the following directors were elected as members of the Board of Directors for the period ending at the general meeting of shareholders approving the annual accounts for the financial year ending on December 31, 2021.

	For	Against	Abstain
Daniel Ek (A Director)	487,700,769	18,928,600	303,759
Martin Lorentzon (A Director)	502,317,017	4,543,522	72,589
Shishir Samir Mehrotra (A Director)	504,674,869	2,230,337	27,922
Christopher Marshall (B Director)	500,743,703	6,155,013	34,412
Barry McCarthy (B Director)	505,726,031	1,184,067	23,030
Heidi O’Neill (B Director)	506,474,062	429,287	29,779
Ted Sarandos (B Director)	506,456,935	428,697	47,496
Thomas Owen Staggs (B Director)	503,922,250	2,960,437	50,441
Cristina Mayville Stenbeck (B Director)	506,454,625	430,319	48,184
Mona Sutphen (B Director)	506,489,980	410,870	32,278
Padmasree Warrior (B Director)	506,475,719	431,720	25,689

5. Appointment of Independent Auditor

Based on the votes set forth below, the proposal to appoint Ernst & Young S.A. (Luxembourg) as the Company’s independent auditor for the period ending at the general meeting of shareholders approving the annual accounts for the financial year ending on December 31, 2021 was approved.

For	Against	Abstain
506,713,608	188,505	31,015

6. Approval of 2021 Director Remuneration

Based on the votes set forth below, the proposal to approve the directors’ remuneration for the year 2021 was approved.

For	Against	Abstain
481,804,824	25,074,646	53,658

7. Authorization to Repurchase Shares

Based on the votes set forth below, the proposal to authorize the Board of Directors to repurchase 10,000,000 ordinary shares issued by the Company during a period of five years, for a price that will be determined by the Board of Directors within the following limits: at least the par value and at the most the fair market value, was approved.

For	Against	Abstain
506,539,768	279,205	114,155

8. Authorization and Empowerment to Execute and Deliver Documents Required by Luxembourg Laws

Based on the votes set forth below, the proposal to authorize and empower each of Mr. Guy Harles and Mr. Alexandre Gobert to execute and deliver, under their sole signature, on behalf of the Company and with full power of substitution, any documents necessary or useful in connection with the annual filing and registration required by the Luxembourg laws.

For	Against	Abstain
506,888,038	22,855	22,235

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spotify Technology S.A.

Date: April 21, 2021	By:	/s/ Horacio Gutierrez
	Name:	Horacio Gutierrez
	Title:	Head of Global Affairs and Chief Legal Officer